EXHIBIT 12

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS
(in thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005

Gross premium to surplus ratio
Gross written premium	$2,568,609	$2,510,612	$2,460,498	$2,243,843	$2,049,116
Policyholders’ surplus	2,103,892	1,852,684	1,744,889	1,342,054	1,110,268
Premium to surplus ratio(1)	122.1%	135.5%	141.0%	167.2%	184.6%
(Gross premium to surplus ratio = gross written premium divided by policyholders’ surplus)

Net premium to surplus ratio
Net written premium	$2,052,309	$2,064,091	$1,985,641	$1,812,896	$1,495,931
Policyholders’ surplus	2,103,892	1,852,684	1,744,889	1,342,054	1,110,268
Premium to surplus ratio(1)	97.5%	111.4%	113.8%	135.1%	134.7%
(Net premium to surplus ratio = net written premium divided by policyholders’ surplus)

Loss ratio
Incurred loss and loss adjustment expense	$1,232,510	$1,216,746	$1,194,925	$1,020,221	$925,130
Net earned premium	2,029,748	2,000,289	1,971,951	1,700,373	1,378,100
Loss ratio(1)	60.7%	60.8%	60.6%	60.0%	67.1%
(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio
Underwriting expense	$528,077	$501,948	$473,597	$435,371	$381,680
Net written premium	2,052,309	2,064,091	1,985,641	1,812,896	1,495,931
Expense ratio(1)	25.7%	24.3%	23.9%	24.0%	25.5%
(Expense ratio = underwriting expense divided by net written premium)

Combined ratio(1)	86.4%	85.1%	84.5%	84.0%	92.6%
(Combined ratio = loss ratio plus expense ratio)

(1)	Calculated for our insurance companies using financial data reported in accordance with statutory accounting principles.

EXHIBIT 12

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS
(in thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005

Loss ratio
Incurred loss and loss adjustment expense	$1,215,759	$1,211,873	$1,183,947	$1,011,856	$919,697
Net earned premium	2,037,235	2,007,774	1,985,086	1,709,189	1,369,988
Loss ratio(2)	59.7%	60.4%	59.6%	59.2%	67.1%
(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio
Underwriting expense	$513,942	$501,537	$472,168	$427,456	$357,727
Net earned premium	2,037,235	2,007,774	1,985,086	1,709,189	1,369,988
Expense ratio(2)	25.2%	25.0%	23.8%	25.0%	26.1%
(Expense ratio = underwriting expense divided by net earned premium)

Combined ratio(2)	84.9%	85.4%	83.4%	84.2%	93.2%
(Combined ratio = loss ratio plus expense ratio)

Ratio of earnings to fixed charges
Interest factor of rent expense(3)	$5,277	$4,581	$4,067	$3,944	$3,373
Interest expense	16,164	20,362	16,270	18,128	14,126
Capitalized interest	51	104	—	—	—

Total fixed charges	$21,492	$25,047	$20,337	$22,072	$17,499

Earnings from continuing operations before income tax expense	$518,551	$432,238	$579,904	$503,102	$266,167
Interest factor of rent expense(3)	5,277	4,581	4,067	3,944	3,373
Interest expense	16,164	20,362	16,270	18,128	14,126

Earnings per calculation	$539,992	$457,181	$600,241	$525,174	$283,666

Ratio of earnings to fixed charges(4)	25.13	18.25	29.51	23.79	16.21

(2)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(3)	Estimated to be 33% of total rent expense.

(4)	Earnings per calculation divided by total fixed charges.